

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2023

Fernando Rodrigo Baron
Vice President of Corporate Finance and Business Development
AENZA S.A.A.
Av. Petit Thouars 4957
Miraflores
Lima 34, Peru

Re: AENZA S.A.A.
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed May 16, 2022
File No. 001-35991

Dear Fernando Rodrigo Baron:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Juan Mendez